As filed with the Securities and Exchange Commission on August 11, 2005
                                                 SEC Registration No. 333-120688

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               AMENDMENT NO. 5 TO

                        FORM SB-2 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                            AMERICAN TONERSERV CORP.
                            (Formerly Q MATRIX, INC.)
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       (Exact Name of Small Business Issuer as Specified in its Charter)

          Delaware                    7378                     33-0686105
-------------------------  ----------------------------   -------------------
(State or Other Jurisdic-  (Primary Standard Industrial   (IRS Employer Iden-
 tion of Incorporation)     Classification Code Number)    tification Number)

         475 Aviation Boulevard, Suite 100, Santa Rosa, California 95403
                              (800) 304-4156
         ---------------------------------------------------------------
                   (Address and Telephone Number of Principal
                Executive Offices and Principal Place of Business)

              Bryan Klingler, President and Chief Executive Officer
         475 Aviation Boulevard, Suite 100, Santa Rosa, California 95403
                              (800) 304-4156
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Agent for Service)

                                  Copies to:

                              James P. Beck, Esq.
                               Krys Boyle, P.C.
   600 Seventeenth Street, Suite 2700 South Tower, Denver, Colorado 80202
                               (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

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                         CALCULATION OF REGISTRATION FEE
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                                    Proposed       Proposed
Title of Each           Amount      Maximum        Maximum
Class of Secur-         to be       Offering       Aggregate    Amount of
ities to be             Regis-      Price          Offering     Registration
Registered              tered       per Unit(2)    Price(2)     Fee
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Common Stock           400,000 (1)   $0.25         $100,000      $12.67(3)
$.001 Par Value        Shares
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


(1)  To be offered by a selling shareholder.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(3)  Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: This amendment is filed to revise disclosures in Item 26 in
Part II of the registration statement. There are no changes to the form of prospectus filed with Amendment No. 4 filed on August 9, 2005.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our certificate of incorporation includes provisions that limit the liability of our directors for monetary damages in breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. As a result our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for:

     *    any breach of their duty of loyalty to us or our stockholders;

     * acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     * unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided by Section 174 of the Delaware General Corporation Law; or

     * any transaction from which the director derived an improper personal benefit.

     Any amendment or repeal of these provisions would be only for future matters and would not adversely affect any limitation on the liability of a director existing at the time of the amendment or repeal.

     Our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses of the offering, all of which are to be borne by the company, are as follows:

     SEC Filing Fee ....................................... $     13
     Printing Expenses ....................................    1,000
     Accounting Fees and Expenses .........................   93,000
     Legal Fees and Expenses ..............................   38,000
     Blue Sky Fees and Expenses ...........................    1,000
     Miscellaneous ........................................      987
                                                            --------
          Total ........................................... $134,000
                                                            ========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years we sold securities listed below that were not registered under the Securities Act of 1933.

     During the period from July 2004 through May 2005, the company raised $801,836 in gross proceeds from private offerings of convertible notes and warrants. The offerings consisted of the sale of a total of 89 units at a price of $5,000 per unit, with each unit consisting of a 10% Convertible Note in the principal amount of $4,999 and a warrant to purchase shares of our common stock. The notes will bear interest at the simple rate of ten percent (10%) per year. Interest is payable monthly. The notes are due and payable in full two years from the date of issuance. The notes may be converted, at the option of the holder, into shares of our Common Stock upon the occurrence of a Private Investment in a Public Entity offering ("PIPE offering") undertaken by



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us that raises a minimum of $1.0 million. The conversion price shall be the same per share price as the PIPE offering. Each unit includes a warrant to purchase shares of our Common Stock. The number of shares that may be purchased pursuant to each warrant will equal 150% of the number of shares a holder would receive if he or she converted their notes into shares of Common Stock. The warrants will become exercisable upon a closing of a PIPE offering in which gross proceeds of at least $1 million has been received, and will be exercisable for a period of twelve months thereafter.

     The units were sold to a total nine accredited investors. Among these investors are Daniel J. Brinker, Chairman of the Board, who invested $65,000; Lynn Brinker, a principal shareholder, who invested $50,000; Dave Brinker, a principal shareholder who invested $25,000; and Bram Enterprises, a partnership in which Lynn Brinker and William A. Robotham are partners, who invested $300,000.

     The company has agreed to pay Spencer Edwards, Inc., a registered broker-dealer, a commission equal to 10% of the amount raised in the private offerings.


     In connection with these offerings we relied on the exemptions provided by
Section 4(2) of the Securities Act of 1933 (the "Act"), and Rule 506 under the Act. The securities were sold to persons who were already shareholders of the company as well as persons with whom Directors of the company had a prior business relationship. We reasonably believe that all of these investors were "Accredited Investors," as defined under the Act, who had access to complete information concerning the company. Each investor was given a private placement memorandum that provided detailed information about the company and the securities to be issued, and investors were given an opportunity to ask questions of management. No advertising or other general solicitation was used in connection with the offering. The company did not use the filing of this Form SB-2 registration statement as a means to solicit purchases of the convertible notes and warrants. All of the investors are Accredited Investors that had existing relationships with the company and/or members of management. Three of the persons who purchased convertible notes and warrants after the filing of this registration statement had also purchased convertible notes and warrant prior to the filing. The other three persons are long-term shareholders of the company. As a result, none of the sales were a result of the filing of the registration statement or any general solicitations. The investors signed a subscription agreement and investment letter representing that they were acquiring the securities for investment purposes only. A restrictive legend was placed on the securities issued.


     In February 2003, Daniel J. Brinker and Dr. Daniel F. O'Keeffe, Directors of the company, and Lynn Brinker, who was then a Director of the company, lent $30,000, $10,000 and $10,000 respectively to the company. These amounts were loaned in order to provide cash needed by the company to pay current payroll and other operating obligations. In July 2004 these notes, including the interest accrued thereon, were exchanged for notes and warrants with the same terms as the securities sold in the private offering described above. The original notes were secured by a security interest in the accounts receivable of the company, but the security interest ended when the notes were exchanged. In connection with this offering we relied on the exemptions provided by Section 4(2) of the Act. Each of these persons are currently shareholders of the company and two of them are Directors of the company. Each of these persons was given a private placement memorandum that provided detailed information about the company and they were given an opportunity to ask questions of management. No advertising or other general solicitation was used in connection with the offering. We reasonably believe that the investors are "Accredited Investors" who had access to complete information concerning the company. The investors signed a subscription agreement and investment representing that they were acquiring the securities for investment purposes only. A restrictive legend was placed on the securities issued.

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     In January 2002, we issued 24,288 shares of our common stock to Laurianne
Meyer. The purchase price was $.25 per share. In connection with this offering we relied on the exemptions provided by Section 4(2) of the Securities Act of 1933. We reasonably believe that the investor was a "sophisticated investor" who had access to complete information concerning the company. The investor acquired the shares for investment purposes. A restrictive legend was placed on the certificate issued.

     In August 2003, the company entered into a consulting agreement with Hanover Capital Corporation. As part of the consideration to be paid for its services, Hanover Capital was to receive a total of 400,000 shares of the company's common stock upon the occurrence of certain events. All of the events have now occurred, and the shares were issued to Hanover Capital. In connection with the issuance of common stock to Hanover Capital, we relied on the exemptions provided by Section 4(2) of the Act. We reasonably believe that Hanover Capital is a "sophisticated investor" who was given access to complete information concerning the company. Hanover Capital was introduced to the company by a mutual acquaintance. No advertising or other general solicitation was used in connection with the sale to Hanover Capital, and Hanover Capital acquired the shares for investment purposes, and a restrictive legend was [will be] placed on the certificate representing the shares.


ITEM 27.  EXHIBITS.

     The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Number   Description
------   -----------

3.1      Certificate of Incorporation, as amended (1)

3.2      Bylaws (1)

3.3      Certificate of Amendment filed January 3, 2005 (1)

5 Opinion of Krys Boyle, P.C. regarding the legality of the securities being registered (1)

10.1     1995 Stock Incentive Plan, as amended (1)

10.2     Full Service Lease between Oak Valley Business Center and Q MATRIX,
         Inc. (1)

10.3     Consulting Agreement with Hanover Capital Corporation (1)

10.4     Form of 10% Convertible Notes (1)

10.5     Form of Warrant to Purchase Common Stock (1)

10.6     Letter Agreement with Bryan Klingler dated November 8, 2004 (1)

10.7     Letter Agreement with Michael Walker (1)

10.8     Form of Pledge Agreement for convertible note offering (1)

10.9 Form of Subscription Agreement and Investment Letter for convertible note offering (1)

10.10    Letter of Intent with Spencer Edwards (1)

10.11    Letter Agreement with Bryan Klingler dated May 17, 2005 (1)


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10.12    Letter Agreement with Frank Sanchez dated May 17, 2005 (1)

10.13    Form of Registration Rights Agreement (1)

23.1     Consent of Krys Boyle, P.C. - Contained in Exhibit 5


23.2     Consent of Stonefield Josephson, Inc., Certified Public Accountants (1)


99.1     Settlement Agreement and Mutual Release with John Bernstein (1)

99.2     Stipulation for Entry of Judgment with Central Valley Office Supply,
         Inc. (1)

99.3     Settlement Agreement and Mutual Release with Copier Warehouse (1)

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(1)  Previously filed.

(2)  Filed herewith electronically.

ITEM 28.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned small business issuer will:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and


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          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.









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                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2, and authorized this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Santa Rosa, State of California, on the 11th day of August, 2005.

                                    AMERICAN TONERSERV CORP.



                                    By: /s/ Bryan D. Klinger
                                        Bryan D. Klingler, President and CEO


                                    By: /s/ Frank Sanchez
                                        Frank Sanchez, Chief Operating
                                        Officer, Principal Financial
                                        Officer and Principal Accounting
                                        Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                           TITLE                      DATE
---------------------             ---------------------        ---------------

/s/ Daniel J. Brinker             Chairman of the Board        August 11, 2005
Daniel J. Brinker


/s/ Brian D. Klinger              Director                     August 11, 2005
Bryan Klingler


/s/ Thomas Hakel                  Director                     August 11, 2005
Thomas Hakel



                                  Director
Daniel O'Keeffe